Securities and Exchange Commission
                             Washington, D. C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                         Pennymac Mortgage Investment Trust
                                  Common Stock
                             CUSIP Number 70931T103

Date of Event Which Requires Filing of this Statement:      August 31, 2009

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]    Rule 13d-1(b)
         [   ]    Rule 13d-1(c)
         [   ]    Rule 13d-1(d)

CUSIP No. 70931T103

         1)     Name of reporting person:
                Legg Mason Capital Management, Inc.

                Tax Identification No.:
                52-1268629

         2)     Check the appropriate box if a member of a group:
                  a)      X
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:            - 0 -
         6)     Shared voting power:        1,155,550
         7)     Sole dispositive power:       - 0 -
         8)     Shared dispositive power:   1,195,550

         9)     Aggregate amount beneficially owned by each reporting person:
                  1,195,550

         10) Check if the aggregate amount in row (9) excludes certain shares n/a

         11)    Percent of class represented by amount in row (9):
                  7.14%

         12)    Type of reporting person:
                  CO   IA

CUSIP No. 70931T103

         1)     Name of reporting person:
                LMM LLC
                Tax Identification No.:
                52-2204753

         2)     Check the appropriate box if a member of a group:
                  a)      X
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Delaware

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:            - 0 -
         6)     Shared voting power:         612,300
         7)     Sole dispositive power:       - 0 -
         8)     Shared dispositive power:    612,300

         9)     Aggregate amount beneficially owned by each reporting person:
                  612,300

         10) Check if the aggregate amount in row (9) excludes certain shares n/a

         11)    Percent of class represented by amount in row (9):
                  3.66%

         12)    Type of reporting person:
                  IA, OO
        _______________________________________________________________________
         Item 1a)     Name of issuer:
                           Pennymac Mortgage Investment Trust

         Item 1b)     Address of issuer's principal executive offices:
                           27001 Agoura Road
                           Third Floor
                           Calabasas CA 91301

         Item 2a)    Name of person filing:
                           Legg Mason Capital Management, Inc.
                           LMM LLC

         Item 2b)    Address of  principal business office:
                           100 Light Street
                           Baltimore, Maryland 21202

         Item 2c)    Citizenship:
                           Maryland, Delaware

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number: 70931T103

         Item 3)     If this statement is filed pursuant to Rule 13d-1(b),
                           or 13d-2(b), check whether the person filing is a:
         (a)[ ]Broker or dealer under Section 15 of the Act.
         (b)[ ]Bank as defined in Section 3(a) (6) of the Act.
         (c)[ ]Insurance Company as defined in Section 3(a) (6) of the Act.
         (d)[ ]Investment Company registered under Section 8 of the Investment Company Act.
         (e)[ ]Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f)[ ]Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Fund; see 240.13d-1(b)(ii)(F).
         (g)[ ]Parent holding company, in accordance with 240.13d-1(b)(ii)(G).
         (h)[X]Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4)    Ownership:
         (a)     Amount beneficially owned:  1,807,850

         (b)     Percent of Class:  10.80%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                        - 0 -
                  (ii)  shared power to vote or to direct the vote:
                                      1,767,850
                  (iii) sole power to dispose or to direct the disposition of:
                                        - 0 -
                  (iv)  shared power to dispose or to direct the disposition of:
                                      1,807,850

         Item 5)    Ownership of Five Percent or less of a class:
                          n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:

                    The interest of one account, Legg Mason Special Investment Trust, Inc. an investment company registered under the Investment Company Act of 1940 and managed by Legg Mason Capital Management, Inc., amounted to 950,000 shares or 5.68% of the total outstanding shares.

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

                           n/a

         Item 8)    Identification and classification of members of the group:
                       Legg Mason Capital Management, Inc. - Investment Adviser LMM LLC - Investment Adviser

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                    -----------

                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         -------------------------------
         Date - September 10, 2009


         Legg Mason Capital Management, Inc.


         By _________________________________________________
            /s/  Nicholas C. Milano, Chief Compliance Officer




         LMM LLC


         By _________________________________________________
            /s/  Nicholas C. Milano, Chief Compliance Officer